UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP ANNOUNCES MATERIAL FACT

Santiago, Chile, April 30, 2013– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM11), the leading airline group in Latin America, announced today that its Board of Directors agreed to call an Extraordinary General Shareholders Meeting for June 11, 2013, in order to submit for shareholder approval the following issues:

1.    To increase the shareholders’ equity of the Company in the amount of US$1.0 billion, through the issuance of a number of ordinary shares to be determined by the shareholders, for the purpose of financing part of its investment plan for the following years, especially fleet growth and renewal requirements, as well as to strengthen the financial position of the Company;

2.    To utilize part of the capital increase for compensation plans, in accordance with Chilean corporate law;

3.    To determine the price, mechanism, timing and procedures for the placement of the issued shares or to delegate to the Board of Directors the ability to determine the price, mechanism, timing, procedures and other conditions for the issuance of such shares, including but not limited to all the terms and conditions of the Company’s compensation plans;

4.    To modify the Company’s by-laws to reflect the agreements of the Shareholders Meeting; and

5.    To adopt the necessary agreements in order to implement the decisions and the by-law modifications agreed upon by the shareholders.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A. (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 22 countries and cargo services to about 144 destinations in 27 countries, with a fleet of 317 aircraft. In total, LATAM Airlines Group S.A. has more than 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

investor.relations@lan.com

Tel: (56-2) 565-8785

www.latamairlinesgroup.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer